07008235

SECURI[TIES AND EXCHANGE COMM]ISSION
Washington, D.C. 20549

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AB 10/24

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCH[ANGE COMMISSION]

SEC FILE NUMBER
8- 22058 [redacted]

DIVISION OF MARKET REGULATION

FACING PAGE

Infonnation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2006 (MM/DD/YY) AND ENDING May 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Buell Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Glastonbury Boulevard, Suite 102
(No. and Street)

Glastonbury (City) | Connecticut (State) | 06033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Berris | (860) 657-1700 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 25 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernardi & Company, LLC
(Name - if *individual, state last, first, middle name)*

231 Farmington Avenue (Address) | Farmington (City) | Connecticut (State) | 06032 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 31 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claimsfor exemptionfrom the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (3-91)

potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OLYD4S control number.

OATH OR AFFUMATION

I, Chris Berris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buell Securities Corp., as of May 31, 192007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

signature

President

Title

Notary Public

This report" contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 156-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 156-3.
- ☒ 0) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

INDEPENDENT AUDITORS' REPORT

Board of Directors
Buell Securities Corp.
200 Glastonbury Boulevard
Glastonbury, CT 06033

We have audited the accompanying statement of financial condition of Buell Securities Corp. (a Connecticut corporation) as of May 31, 2007, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buell Securities Corp. as of May 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information presented in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Schedules 1, 2 and 3 are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Bernardi & Company, LLC

BERNARDI & COMPANY, LLC
Certified Public Accountants
June 19, 2007

We present the following report as of May 31, 2007:

Exhibit A -	Statement of Financial Condition as of May 31, 2007.
Exhibit B -	Statement of Income for the Year Ended May 31, 2007.
Exhibit C -	Statement of Cash Flows for the Year Ended May 31, 2007.
Exhibit D -	Statement of Changes in Stockholders' Equity for the Year Ended May 31, 2007.
	Notes to Financial Statements.
Schedule 1 -	Computation of Net Capital and Basic Net Capital Requirement and Computation of Aggregate Indebtedness Pursuant to Rule 15C3-1 as of May 31, 2007.
Schedule 2 -	Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15C3-3 as of May 31, 2007.
Schedule 3 -	Reconciliation of the Computation of Net Capital and Reconciliation of the Computation of Aggregate Indebtedness under Rule 15C3-1 as of May 31, 2007.
	Independent Auditor's Report on Internal Control Required By SEC RULE 17a-5

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2007

ASSETS

Cash and cash equivalents	$ 144,764	
Receivable from clearing broker	6,516	
Marketable securities owned, at market value	9,984	
Prepaid taxes & expenses	1,514	
Other assets	57,982	
TOTAL ASSETS		$ 220,760

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions payable	$ 74,422	
Accounts payable and accrued expenses	6,801	
Total Liabilities		81,223
Stockholders' Equity:		
Common stock	145,700	
Capital in excess of par	16,770	
Accumulated deficit	(24,817)	
Accumulated other comprehensive income	1,884	
Total Stockholders' Equity		139,537
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 220,760

See Accompanying Notes

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED
MAY 31, 2007

Revenues:		
Securities commissions		$ 1,501,223
Operating Expenses:		
Officers' salaries & commissions	$ 458,683	
Commissions	436,202	
Office salaries	101,853	
Payroll taxes	65,956	
Rent	71,989	
Depreciation	306	
Insurance - business	8,839	
Insurance - group	95,649	
Insurance - officers' life	5,553	
Dues and subscriptions	27,506	
Office expenses	36,429	
Communication	49,176	
Legal and audit	25,273	
Retrieval services	38,882	
Clearing expense	67,973	
Property and miscellaneous taxes	855	
Computer and software expenses	2,302	
Advertising	2,237	
Charitable contributions	1,980	
Total Operating Expenses		1,497,643
Income Before Provision for Income Taxes		3,580
Provision for income taxes		277
Net Income for the Year		$ 3,303

See Accompanying Notes

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
MAY 31, 2007

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows From Operating Activities:		
Net income		$ 3,303
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	$ 306	
Change in assets and liabilities:		
Increase Decrease in Assets and Liabilities:		
Receivable from clearing broker	(6,517)	
Prepaid expenses and other assets	(834)	
Marketable securities	-	
Commissions payable	(31,222)	
Accounts payable and accrued liabilities	(10,889)	
Total Adjustments		(49,156)
Net Cash Used In Operating Activities		(45,853)
Cash Flows Used In Financing Activities:		
Redemption of common stock		(31,555)
Net Decrease in Cash and Cash Equivalents		(77,408)
Cash and Cash Equivalents at Beginning of Year		222,172
Cash and Cash Equivalents at End of Year		$ 144,764
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year:		
Interest expense		$ -
Income taxes		$ 1,753

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
MAY 31, 2007

	Common Stock	Capital in Excess of Par	Accumulated Deficit
Balances - May 31, 2006	$ 187,700	$ 6,325	$ (28,120)
Redemption of common stock	(42,000)	10,445	-
Net income	-	-	3,303
Balances - May 31, 2007	$ 145,700	$ 16,770	$ (24,817)

See Accompanying Notes

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
NOTES TO FINANCIAL STATEMENTS

Note 1 - Business Description:

Buell Securities Corp. (the "Company") operates a broker-dealer business from one location in Glastonbury, Connecticut. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corp. (SIPC).

Note 2 - Accounting Policies:

A. Revenue and Expense Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions, revenues and expenses are recorded on a trade-date basis.

B. Depreciation:

The Company provides for depreciation utilizing various methods. Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expenses as incurred.

C. Income Taxes:

For the year ended May 31, 2007, the federal income tax and state income tax expenses were $6 and $277, respectively.

D. Marketable Securities:

Marketable securities consist of 300 shares of the NASDAQ common stock; fair market value was $9,984 as of May 31, 2007. The unrealized gain for the year ended May 31, 2007 was $852.

E. Common Stock:

The Company has 5,000 shares authorized common stock, 1,457 of which are issued and outstanding; the shares have a par value of $100.

The Company redeemed 420 shares of common stock from one shareholder in August 2006. The shares were acquired at a discount, resulting in a benefit to the Company of $10,445, reported as paid-in-capital during the year ended May 31, 2007.

F. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Clearing Arrangements:

The Company clears security transactions through the Pershing Division ("Pershing") whereby Pershing carries the cash accounts of the customers of the Company on a fully-disclosed basis. Under terms of this agreement, Pershing executes transactions in the customers' accounts, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities.

Receivables and related securities held at Pershing that are included in cash and cash equivalents as of May 31, 2007 were $87,300.

Under this agreement, the Company is required to maintain a minimum cash deposit of $50,000, on which it receives interest at the Standby Reserve Fund rate. The Company receives commissions and principal trading gains on a monthly basis.

Note 4 - Property and Equipment:

Property and equipment are stated at cost and consists of the following:

Furniture and equipment	$ 105,357
Less: Accumulated depreciation	105,357
Cost Less Depreciation	$ -

Note 5 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. Under Rule 15c3-1, the Company must maintain "net capital" as defined in the Rule equal to the greater of 6 2/3% of aggregate indebtedness or $50,000. The Company would be precluded from the distribution of equity capital if net capital were less than 10% of such indebtedness.

As of May 31, 2007, the Company has net capital of $120,735, which was $70,735 in excess of the minimum required.

Note 6 - Rent Expense:

The Company operated from its facilities located at 1310 Silas Deane Highway in Wethersfield, Connecticut, until December 31, 2005. In September 2005, the Company negotiated a lease for 4,531 square feet of office space located in Glastonbury, Connecticut. The lease term is from December 22, 2005 through May 31, 2011 and obligates the Company to pay a pro rata share of operating expenses. Total rent expense for the year ended May 31, 2007 was $71,989.

Note 6 - Rent Expense (Continued)

At May 31, 2007, future minimum lease payments over the term of the lease were as follows:

May 31, 2008	$ 100,810
May 31, 2009	105,341
May 31, 2010	109,871
May 31, 2011	112,137
Total	$ 428,159

Note 7 - Retirement Plan and Employee Benefits:

The Company maintains a non-contributory 401k retirement plan covering substantially all employees. The Company also maintains a Section 125 Cafeteria Plan for the benefit of its electing employees.

Note 8 - Advertising Costs:

Advertising costs for the year ended May 31, 2007 was $2,237.

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15C3-1
MAY 31, 2007

Stockholders' Equity, per Exhibit A		$ 139,537
Less: Nonallowable assets & other deductions:		
Receivable from clearing broker	$ 6,516	
Other assets	9,348	
Rounding adjustment	2	
Total Nonallowable Assets & Other Deductions		15,866
Net capital before haircuts on security positions		123,671
Haircuts on trading securities computed pursuant to Rule 15c3-1(c)		2,936
Net Capital		120,735
Less: Net capital requirement (greater of $5,414, 6 2/3% of aggregate indebtedness of $81,203, or $50,000)		50,000
Net Capital in Excess of Requirement		$ 70,735
Computation of Aggregate Indebtedness:		
Aggregate indebtedness, per Exhibit A		81,223
Less: Non-Aggregate indebtedness liabilities		-
Add: Rounding adjustment		1
Aggregate Indebtedness		$ 81,224
Percentage of Aggregate Indebtedness to Net Capital		67%

See Accompanying Notes

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3
MAY 31, 2007

The company clears all customer transactions through Pershing LLC on a fully disclosed basis and is exempt from Rule 15c3-3 under the exemptive provision Section (k)(2)(ii).

BUELL SECURITIES CORP.
GLASTONBURY, CONNECTICUT
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
MAY 31, 2007

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of May 31, 2007) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus report		$	120,756
Adjustments:			
Non-allowable federal tax refund difference	6		
Federal income tax expense accrued	(6)		
State income tax expense accrued	(21)		
Total Adjustments			(21)
Net Capital, per Audit Report - Schedule 1		$	120,735

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of May 31, 2007) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (unaudited) Focus Report		$	81,203
Adjustments:			
Non-allowable federal tax refund difference	(6)		
Federal income tax expense accrued	6		
State income tax expense accrued	21		
Total Adjustments			21
Requirement, per Audit Report - Schedule 1		$	81,224

See Accompanying Notes

BERNARDI & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS
231 FARMINGTON AVENUE
FARMINGTON, CONNECTICUT 06032-1915

JEFFREY S. ALFIN, CPA
JOSEPH A. BERNARDI, CPA
MICHAEL W. FAGIN, CPA
ROBERT W. FALCE, CPA
ROBERT H. LONDON, CPA

FARMINGTON, CONNECTICUT
TEL: (860) 679-5200 FAX: (860) 679-5212
E-MAIL: office@bernardi-cpa.com

MANCHESTER, CONNECTICUT
TEL: (860) 646-5384

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Buell Securities Corp.
200 Glastonbury Boulevard
Glastonbury, Connecticut 06033

In planning and performing our audit of the financial statements of Buell Securities Corp. for the year ended May 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We have also considered the Anti-Money Laundering (AML) Compliance and Supervisory Procedures of Buell Securities Corp. (a Connecticut corporation) as of May 31, 2007, as required by the USA Patriot Act of 2001 and NASD Rule 3011. These procedures are the responsibility of the Company's management. Our responsibility was to determine the adequacy of and adherence to these procedures, based on our findings.

Based on our study of the anti-money laundering compliance procedures referred to above, we believe that they collectively provide reasonable assurance that these procedures are adequate and implemented in accordance with the guidelines provided by the United States Treasury Department's Office of Foreign Asset Control, created by the United States Patriot Act. No findings were cited within our examination; any matters discussed have been determined to be immaterial with respect to the effects on obtaining such reasonable assurance for purposes of expressing our opinion.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2007 to meet the SEC's objectives.

We examined the Corporation's policies regarding anti-money laundering for compliance with those policies specified by the Banking Secrecy Act, the United States Patriot Act, the United States Treasury Department's Office of Foreign Asset Control and the National Association of Securities Dealers, Inc.

In our opinion, the anti-money laundering compliance procedures referred to above, provide reasonable assurance that the procedures are adequate and implemented in accordance with the guidelines provided by the United States Treasury Department's Office of Foreign Asset Control, created by the United States Patriot Act.

This report is intended solely for the information and use of the Board of Directors and management of Buell Securities Corp., the Securities and Exchange Commission and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Bernardi & Company, LLC

BERNARDI & COMPANY, LLC
Certified Public Accountants

June 19, 2007

END